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13031430

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janssen Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2094 185th Street, Suite 17
(No. and Street)

Fairfield (City) IA (State) 12556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Janssen 641-209-5940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeFreitas & Minsky, LLP
(Name – *if individual, state last, first, middle name*)

30 Jericho Executive Plaza, Suite 500W (Address) Jericho, (City) NY (State) 11753 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 11 2013
04 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Janssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janssen Partners, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LORRAINE J
Commission Numb
My Commission Expi
2/3/15

Signature

Owner

Title

Notary Public



LORRAINE JANSSEN
Commission Number 771511
My Commission Expires
2/3/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANSSEN PARTNERS INC.

Financial Statement
and Supplementary Information

December 31, 2012

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

Report of Independent Registered Public Accounting Firm

Janssen Partners, Inc.
2094 185th Street, Suite 17
Fairfield, IA 52556

We have audited the accompanying statement of financial condition of Janssen Partners, Inc. as of December 31, 2012 and the related statement of income, stockholder's equity, cash flows, and accompanying supplementary information for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), Janssen Partners, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2013 expressed an unqualified opinion.



De Freitas & Minsky, LLP
Jericho, New York
February 22, 2013

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

Janssen Partners, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash In Bank	$ 12,427
Receivables from brokers and dealers account	2,833
Securities owned at market value	156,571
Fixed Assets (net)	-
Other Assets	634
Total Assets	$ 172,465

Liabilities and Stockholder's Equity

Accounts Payable		$ 9,850
Due to Janssen Properties		18,435
Payable to Peter Janssen		29,256
Stockholder's Equity		
Common Stock	$ 100,000	
(100 shares, no par value common stock authorized, issued, and outstanding)		
Additional Paid in Capital	1,913,197	
Accumulated Deficit	(1,898,273)	
Total Stockholder's Equity		114,924
Total Liabilities and Stockholders Equity		$ 172,465

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Janssen Partners, Inc.
Statement of Changes In Stockholder's Equity
December 31, 2012

Stockholder's Equity - January 1, 2012	**$ 158,317**
Capital Contribution	**-**
Net gain (loss) for the year	**(43,393)**
Stockholder's Equity - December 31, 2012	**$ 114,924**

The accompanying summary of significant accounting policies
and notes are an integral part of these financial statements

Janssen Partners, Inc.
Statement Of Income
For the Year Ended December 31, 2012

Income

Loss on Firms Investments	$ (2,007)
Fees	76,997
Commissions	-
Dividend Income	300
Total Income	$ 75,290

Expenses

Other Expenses	$ 112,797
Regulatory Fees	5,886
Total Expenses	$ 118,683
Net gain (loss) for the year	$ (43,393)
Deficit - January 1, 2012	(1,854,880)
Deficit - December 31, 2012	$ (1,898,273)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Janssen Partners, Inc.
Statement of Cash Flows
December 31, 2012

Cash Flows From Operating Activities		
Net gain (loss)		$ (43,393)
Depreciation and amortization		29,352
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	14,188	
Accounts Receivable	4,600	
Securities owned at market value	2,007	
Securities not readily marketable	-	20,795
Increase (decrease) in accounts payable		(21,764)
Cash Increased (decreased) by operating activities		$ (15,010)
Cash - January 1, 2012		27,437
Cash - December 31, 2012		$ 12,427

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

Janssen Partners, Inc.
Computation of Net Capital
December 31, 2012

Total ownership equity		$ 114,924
Deductions		
Non allowable assets		
Furniture, equipment & leasehold	-	
Other Assets	634	634
Net capital before haircut		114,290
Haircut		
Other securities	$ 23,486	
Undue concentration	21,374	44,859
Net Capital		$ 69,431
Computation of Basic Net Capital		
Minimum net capital		3,836
Basic net capital		5,000
Net capital requirement		5,000
Excess net capital		64,431
Excess net capital @ 1000%		$ 63,677
Computation of Aggregate Indebtedness		
Total aggregate indebtedness		57,541
Percentage of aggregate indebtedness to net capital		82.88%

Janssen Partners, Inc.
Computation of Differences of Net Capital
Between Corporation Focus and Audited Report
December 31, 2012

Net Capital per corporation's focus	**73,547**
Net capital per audit report	**69,431**
Difference	**4,116**

Pursuant to Rule 17a-5(d)(4), the difference above is immaterial. No reconciliation is to be included.

JANSSEN PARTNERS, INC.
DECEMBER 31, 2012
EXEMPTIVE PROVISION UNDER FILE 15C3-3

Exemption from rule 15c3-3 is claimed under section k (2) ii.

JANSSEN PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1. **Principal Business Activity and Summary of Significant Accounting Policies**

Organization and Nature of Business

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (FINRA). The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services. As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned for the broker-dealers own account are measured initially and subsequently at fair value. Any unrealized gains or losses resulting from marking these to the fair value are included in profit or loss.

These financial statements reflect income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation

Depreciation of property and equipment is provided for based upon the straight-line method over the estimated useful life of the assets, under the federal income tax method. During 2012, the Company closed its NY office and thus made an entry on its books to amortize any remaining leasehold improvements for that asset.

Income Taxes

For federal income tax purposes, the company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow directly to the stockholder. State taxes are payable at reduced rates.

Note 2. **Commitments and Contingencies**

The Company entered into a lease agreement with Tina McQuiston, Mary K. Miller, Johnson Children Irrevocable Trust, Robert C. Johnson, Dorothy A. Johnson, & Mathew J. Johnson to lease the premise located: 2094 185th St. Suite 15 and 17, Fairfield, Iowa. The lease began on May 1, 2011 and expired on October 31, 2011. No rent was due during this period. The lease was then renewed for the period November, 1, 2011 through April 30, 2012 at $800 per month. The Company has an automatic option to renew and it has done so at a rate of $800 per month plus 6% of the cost of utilities for the building and 100% of the Lessee's telephone, cable, internet, light bulbs and janitorial service for the space used.

We have been advised by legal counsel that the there are no pending or threatened actions which could have an adverse impact on the respondent.

Note 3. **Concentration of Risk**

In the normal course of business, the Company is engaged in various trading and brokerage activities as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

98.30% of Janssen Partners, Inc. equity investments are in a single stock. The company currently owns 32,000 shares of Opko Health, Inc. with a market value of $153,920. This represents 89.57% of Janssen Partners, Inc. liquid assets.

Note 4. **Net Capital Requirement**

The company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the company had a net capital of $69,431 which was $64,431 in excess of its required net capital of $5,000.

Note 5. **Subsequent Events**

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events that provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements

DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

Report of Independent Registered Public Accounting Firm

Janssen Partners, Inc.
2094 185th Street, Suite 17
Fairfield, IA 52556

In planning and performing our audit of the financial statements of Janssen Partners, Inc. for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k) (2) (b). We did not review the practices and procedures followed by the company in making quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

Because of inherent limitations in any internal control structure or any practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



De Freitas & Minsky, LLP
Jericho, New York
February 22, 2013